UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated November 6, 2012, announcing the Company's financial results for the three and nine months ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: November 9, 2012	Name: Inger M. Klemp
Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports EBITDA of $4.4 million and EBITDA per share of $0.18 for the third quarter of 2012.
•	Knightsbridge reports total cash at September 30, 2012 of $82.5 million.
•	Knightsbridge reports a net loss of $57.0 million and a loss per share of $2.33 for the third quarter of 2012.
•	The net loss of $57.0 million includes a net loss on the sale of a vessel of $12.7 million and an impairment loss on vessels of $41.6 million.
•	Knightsbridge announces a cash dividend of $0.175 per share for the third quarter of 2012.
•	Knightsbridge reports a net loss of $53.2 million and a loss per share of $2.19 for the nine months ended September 30, 2012.
•	The VLCC Hampstead was sold and delivered on September 20.
•	The VLCC Titan Venus was sold and delivered on October 9.

THIRD QUARTER 2012 AND NINE MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports a net loss of $57.0 million and a loss per share of $2.33 for the third quarter compared to a net loss of $3.3 million and a loss per share of $0.13 for the second quarter of 2012. The increase in the net loss is primarily due to a net loss on the sale of a vessel of $12.7 million in the third quarter, an impairment loss on vessels of $41.6 million in the third quarter and reduced vessel earnings, which were partially offset by the absence of $5.1 million loss that was recorded in the second quarter following the unexpected termination of the Golden Zhejiang time charter. The net loss for the quarter also includes a loss provision for unpaid charter hire of $3.2 million, which was recognized as a reduction of operating revenues, compared with a loss provision of $5.6 million in the second quarter.

The net loss on the sale of a vessel relates to the VLCC Hampstead. The impairment loss on vessels of $41.6 million relates to the VLCC Titan Venus ($14.7 million), the VLCC Kensington ($13.5 million) and the VLCC Mayfair ($13.4 million). An impairment loss is taken when events or changes in circumstances occur that cause the Company to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, excluding bareboat charters, and Capesize vessels in the third quarter were $1,100 and $22,800, respectively, compared with $20,100 and $9,100 in the preceding quarter. The fall in the TCE rate for the VLCCs is mainly due to weaker rates in the third quarter and a reduction in trading days as a result of the sale of the Hampstead. The improvement on the TCE rate for the Capesize vessels is mainly due improved earnings from the Golden Zhejiang for which there were large write offs in the second quarter following the unexpected termination of its time charter contract. In November 2012, the Company has an average cash breakeven rate for its VLCCs and Capesize vessels of $14,200 and $8,600, respectively, per vessel per day.

Cash and cash equivalents increased by $18.7 million in the quarter. The Company generated cash from operating activities of $10.4 million, received $26.7 million from the sale of vessels, used $14.1 million to repay loan facilities and paid $4.3 million in dividends.

The Company reports a net loss of $53.2 million and a loss per share of $2.19 for the nine months ended September 30, 2012. The net loss includes a net loss on the sale of a vessel of $12.7 million, an impairment loss on vessels of $41.6 million and a loss provision for unpaid charter hire of $10.5 million. The average daily TCEs for the Company's VLCCs, excluding bareboat charters, and Capesize vessels for the nine months ended September 30, 2012 were $15,000 and $22,500 respectively.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2012 was WS 36, representing a decrease of approximately WS 19 point from the second quarter of 2012 and a decrease of approximately WS 22 points from the third quarter of 2011. Present market indications are approximately $5,500 per day in the fourth quarter of 2012.

Bunkers at Fujairah averaged $650/mt in the third quarter of 2012 compared to $662/mt in the second quarter of 2012. Bunker prices varied between a low of $590/mt on July 2  and a high of $697/mt on September 4.

The International Energy Agency's ("IEA") October 2012 report stated an OPEC oil production, including Iraq, of 31.4 million barrels per day (mb/d) in the third quarter. This was unchanged compared to the second quarter of 2012.

The IEA estimates that world oil demand averaged 90.1 mb/d in the third quarter of 2012, which is an increase of 1.3mb/d compared to previous quarter and the IEA estimates that world oil demand will average approximately 89.7 mb/d in 2012, representing an increase of 0.9 percent or 0.8 mb/d from 2011. 2013 demand is expected to be 90.5 mb/d.

The VLCC fleet totalled 617 vessels at the end of the third quarter of 2012, up from 610 vessels at the end of the previous quarter. 10 VLCCs were delivered during the quarter, three were removed. The order book counted 91 vessels at the end of the third quarter, down from 95 orders from the previous quarter. The current order book represents approximately 15 percent of the VLCC fleet. According to Fearnleys, the single hull fleet is 22 vessels, one less than last quarter.

THE DRY BULK MARKET

The global economy is still under pressure lead by continuous weak data from the Euro Area. IMF has since their last quarterly report lowered its growth forecast for 2012 and 2013 with 0.2 and 0.3 percent and is expecting a growth of 3.3 and 3.6 percent respectively.

Chinese growth, the most important for the dry bulk industry, is unofficially reported to have increased by 7.4 percent which is in line with expectations. Preliminary data for U.S. growth is showing an increase of two percent, slightly above expectations.

In the previous quarter's dry bulk section we referred to the Chinese Authorities' proactive approach and potential new stimulus package on the back of lower inflation. In September 2012 a package of RMB 1 trillion was announced, equivalent to USD 150 billion. The stimulus packages will focus on infrastructure such as highways, railways and waterways and should have a positive effect on steel demand. The steel sector is accounting for almost 50 percent of the dry bulk trade. This had an immediate positive effect on international iron ore prices which had been under pressure until the announcement.

The demand for dry bulk transportation declined by 0.7 percent during third quarter compared to the second quarter of 2012, however it increased by 5.4 percent compared to same quarter in 2011.

China imported 183 million tons of iron ore during the third quarter of 2012 or 730 million tons on an annualized basis against 680 million tons of iron ore imported during 2011.

Increase of coal imports to China is slower compared to the two previous years and the country will most likely end up at around 215 million tons in 2012 which represents a 5 percent growth. The main reason for lower coal imports is higher energy production from hydro power.

The utilization of the dry bulk fleet is till low due to continuous deliveries of new buildings to the market.  Approximately 15 million dwt. was delivered during third quarter which represents an increase of two percent compared to deliveries in the previous quarter and 13 percent compared to the same quarter in 2011.

Scrapping so far in 2012 has already passed the record high volume of 2011 and it is expected that total scrapping could reach 32 million dwt. for the full year. 77 Capesize vessels have been reported sold for scrap so far this year which is an encouraging number and average scrap age is on its way down. In spite of the high number of dry bulk vessels being sold for demolition, the scrap prices have been quite stable. New and modern scrap yard capacity will be available in China by the end of this year.

The total order book of 125 million dwt. represents approximately 18 percent of the existing dry bulk fleet. New orders being placed so far this year are almost non existing. The official order book for 2014 stands at 20 million dwt. against an estimated total delivery of more than 115 million dwt. new capacity this year. The input is based on an average from four independent analysts.

THE FLEET

In September 2012, the Company announced that the sale of the VLCC Hampstead was not completed due to the buyer's default. The sale was, therefore, cancelled and the Company retained the deposit received in the amount of $2.4 million. The VLCC Hampstead was then remarketed for sale and was sold with delivery to the new buyer on September 20. This sale resulted in a loss of $15.1 million. These amounts comprise the net loss on sale of a vessel of $12.7 million, which was recorded in the third quarter.

In September 2012, the Company also announced that the VLCC Titan Venus had been sold to an unrelated third party and was delivered to its new owners on October 9. The Company has recorded an impairment loss on this vessel of $14.7 million in the third quarter.

The long term charter contract for the VLCC Mayfair was terminated by the Company in October 2012. The bare boat contract was initially for five years ending July 2015. The charterer failed to adhere to the contract and the vessel has been redelivered to the Company. The Company has a guarantee from the parent company of the charterer. The Company has a claim for unpaid hire and will seek recovery of damages for the remaining period of the charter contract. The Company is in the process of finding alternative employment for the vessel.

CORPORATE AND OUTLOOK

The Company's fleet consists of four Capesize vessels and two VLCCs.  The sale of the two VLCCs is part of the Company's intention to renew and grow the fleet and may assist the Company in reacting to interesting acquisition opportunities.

The Company is looking into investment opportunities in the dry bulk segment where the risk/reward ratios look attractive

The Board has decided to declare a dividend of $0.175 per share. The record date for the dividend is November 28, 2012, the ex dividend date is November 23, 2012 and the dividend will be paid on or around December 12, 2012.

24,437,000 ordinary shares were outstanding as of September 30, 2012, and the weighted average number of shares outstanding for the quarter was 24,437,000.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
November 6, 2012

Questions should be directed to:

Contact:                  Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2011 Jul-Sept	20122 Jul-Sept	INCOME STATEMENT (in thousands of $)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec

25,966	15,765	Operating revenues	51,947	71,271	94,517
-	(12,679)	Net loss on sale of a vessel	(12,679)	-	-
		Operating expenses
4,728	6,924	Voyage expenses	16,040	7,826	11,215
4,054	3,475	Ship operating expenses	10,330	14,853	18,801
973	943	Administrative expenses	3,053	2,586	3,528
-	41,597	Impairment loss on vessels	41,597	-	-
5,737	5,648	Depreciation	17,002	17,023	22,759
15,492	58,587	Total operating expenses	88,022	42,288	56,303
10,474	(55,501)	Net operating (loss) income	(48,754)	28,983	38,214
		Other income (expenses)
13	36	Interest income	60	45	52
(1,249)	(1,290)	Interest expense	(3,902)	(3,668)	(4,957)
(159)	(250)	Other financial items	(557)	(496)	(657)
(1,395)	(1,504)	Total other expenses	(4,399)	(4,119)	(5,562)
9,079	(57,005)	Net (loss) income	(53,153)	24,864	32,652

$0.37	$(2.33)	(Loss) earnings per share ($)	$(2.19)	$1.02	$1.34

		Income on timecharter basis ($ per day per vessel)*
$25,300	$1,100	VLCC	$15,000	$29,200	$28,500
$36,800	$22,800	Capesize	$22,500	$36,700	$36,600
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings before interest, taxes, depreciation, amortization of deferred charges, impairment loss on vessels and net loss on sale of a vessel. EBITDA in Q3 is calculated as $4,425,000 based on the net loss ($57,005,000), depreciation ($5,648,000), net interest expense ($1,254,000), amortization of deferred charges ($252,000), impairment loss on vessels ($41,597,000) and net loss on sale of a vessel ($12,679,000).

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2012 Sept 30	2011 Sept 30	2011 Dec 31

ASSETS
Short term
Cash and cash equivalents	67,517	49,362	46,848
Restricted cash	15,000	15,000	15,000
Other current assets	7,831	16,720	19,530
Vessels held for sale	41,982	-	-
Long term
Vessels, net	298,832	442,010	436,273
Deferred charges	1,544	2,265	2,110
Other long term assets	-	1,671	1,458
Total assets	432,706	527,028	521,219
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	26,833	3,600	3,600
Other current liabilities	12,721	8,098	7,547
Long term
Long-term debt	111,010	151,040	150,140
Equity	282,142	364,290	359,932
Total liabilities and equity	432,706	527,028	521,219

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2011 Jul-Sept	2012 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec

		OPERATING ACTIVITIES
9,079	(57,005)	Net (loss) income	(53,153)	24,864	32,652
		Adjustments to reconcile net (loss) income to net cash provided by operating activities;
5,892	5,900	Depreciation and amortization	17,559	17,467	23,358
-	12,679	Net loss on sale of a vessel	12,679	-	-
-	41,597	Impairment loss on vessels	41,597	-	-
213	-	Amortization of time charter contract	2,303	632	845
54	138	Restricted stock unit expense	619	164	230
-	3,201	Provision for doubtful accounts	10,507	-	-
(6,387)	3,897	Change in operating assets and liabilities	2,784	(11,118)	(14,478)
8,851	10,407	Net cash provided by operating activities	34,895	32,009	42,607

		INVESTING ACTIVITIES
-	26,712	Proceeds from sales of vessels	26,712	-	-
-	26,712	Net cash provided by investing activities	26,712	-	-

		FINANCING ACTIVITIES
(900)	(14,096)	Repayment of long-term debt	(15,896)	(2,700)	(3,600)
-	-	Debt fees paid	-	(79)	(79)
(12,213)	(4,276)	Dividends paid	(25,042)	(36,639)	(48,851)
(13,113)	(18,372)	Net cash used in financing activities	(40,938)	(39,418)	(52,530)

(4,262)	18,747	Net increase (decrease) in cash and cash equivalents	20,669	(7,409)	(9,923)
53,624	48,770	Cash and cash equivalents at start of period	46,848	56,771	56,771
49,362	67,517	Cash and cash equivalents at end of period	67,517	49,362	46,848

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2012 Jan-Sept	2011 Jan-Sept	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	24,425,699	24,425,699
Shares issued	11,301	-	-
Balance at end of period	24,437,000	24,425,699	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	244	244
Shares issued	-	-	-
Balance at end of period	244	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,256	131,026	131,026
Shares issued	-	-	-
Restricted stock unit expense	405	164	230
Balance at end of period	131,661	131,190	131,256

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019	179,019

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	49,413	65,612	65,612
Net (loss) income	(53,153)	24,864	32,652
Dividends paid	(25,042)	(36,639)	(48,851)
Balance at end of period	(28,782)	53,837	49,413
Total Equity	282,142	364,290	359,932